NOTIFICATION OF THE REMOVAL FROM LISTING AND
REGISTRATION OF THE STATED SECURITIES
New York Stock Exchange LLC (the 'Exchange' or the
'NYSE') hereby notifies the Securities and Exchange
Commission (the 'Commission') of its intention to remove the entire class of Common Stock of 4Kids Entertainment, Inc., (the 'Company') from listing and registration on the Exchange at the opening of business on September 27, 2010, pursuant to the provisions of Rule 12d2-2 (b), because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange.
The decision to commence suspension procedures for the Common Stock was reached in view of the fact that the Common Stock has recently fallen below the NYSE?s continued listing standard regarding average global market capitalization over a consecutive 30 trading day period of not less than $15 million, which is the minimum threshold for listing. The Company had previously fallen below the NYSE?s continued listing standards for average global market capitalization over a consecutive 30 trading day period of not less than $50 million and total stockholders? equity of not less than $50 million and was in the process of submitting business plan materials for our review.

1. The Exchange?s Listed Company Manual, Section 802.01B, states, in part, that the Exchange would promptly delist a security of either a domestic or non-U.S. issuer when the issuer?s average global market capitalization over a consecutive 30 trading-day period falls below $15,000,000, regardless of the original standard under which the issuer listed.

2. NYSE Regulation, Inc. ('NYSE Regulation'), on May 12, 2010, determined that the Common Stock should be removed from the list pending any Company-requested review of this determination by a committee of the Board of Directors of NYSE Regulation. The Company was notified verbally on May 12, 2010 and by letter on
May 19, 2010.   Subsequently, NYSE Regulation announced on
May 26, 2010, that the common stock would be suspended prior to the opening on Tuesday, June 1, 2010, and directed the preparation and filing with the Commission of this application for the removal of the Common Stock from listing and registration on the Exchange.

3. Pursuant to the above authorization, press releases were issued on May 12 and May 26, 2010, and an announcement was made on the ?ticker? of the Exchange at the close of the trading session on May 12, 2010 and other various dates of the proposed suspension of trading in the Common Stock. Similar information was included on the Exchange?s website. Trading in the Common Stock on the Exchange was suspended before the opening of the trading session on June 1, 2010.

4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist its Common Stock, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of the delisting determination. The Company has decided not to challenge NYSE Regulation?s decision.